

October 27, 2011

Via E-Mail
Mr. Paul W. Mobley
Chief Executive Officer
Noble Roman's, Inc.
One Virginia Ave
Suite 300
Indianapolis, Indiana 46204

> **Re: Noble Roman's, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 000-11104**

Dear Mr. Mobley:

We have reviewed your letter dated October 20, 2011, in response to the Staff's letter dated October 3, 2011 and have the following additional comment. Unless otherwise indicated, you should revise your disclosure in future filings in response to our comments. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2010

1. We note from your response to our prior comment that the $400,000 and $1,000,000 of royalty revenues that were recognized in 2009 and 2010 related to revenues that were due to the Company under terminated franchise agreements that are not considered a component of discontinued operations pursuant to ASC 205-20-45. Please revise your discussion of revenues included in MD&A in future filings to quantify the amount of revenues that are included in your financial statements for each period presented that relate to terminated franchise operations. We believe this disclosure is warranted since it will provide the users of your financial statements with information as to the amounts of revenues that are included in your revenues for the periods presented that would not be expected to be received in future periods under your franchise agreements.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown with any other questions at (202) 551-3859.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief